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                               April 7, 2022

       James E. Kras
       Chief Executive Officer
       Edible Garden AG Incorporated
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Incorporated
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 6, 2022
                                                            File No. 333-260655

       Dear Mr. Kras:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-1, Filed April 6,
2022

       Exhibits

   1. We note the qualifications in opinions 1-6 of the legality opinion filed as Exhibit 5.1, specifically, that the
Board will approve the issuance and sale of the securities. Because it is not appropriate for
counsel to assume that the registrant has taken all corporate actions necessary to authorize
the issuance of the securities, please have counsel remove the relevant assumptions
from its legal opinion. For guidance, refer to Section II.B.3.a. of
                                                        Staff Legal Bulletin
No. 19.
 James E. Kras
FirstName   LastNameJames  E. Kras
Edible Garden   AG Incorporated
Comapany
April       NameEdible Garden AG Incorporated
       7, 2022
April 27, 2022 Page 2
Page
FirstName LastName
       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Margaret K. Rhoda, Esq.